UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and Amendments
Thereto Filed Pursuant to Rule 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No.    )*

S&W SEED COMPANY
(Name of Issuer)

Common Stock
(Title of Class of Securities)

785135104
(CUSIP Number)

Grover T. Wickersham 430 Cambridge Avenue, Suite 100, Palo Alto, California 94306
(650) 323-6400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 21, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 785135104	Page 1 of 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Grover T. Wickersham

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 740,323

	8.	Shared Voting Power None

	9.	Sole Dispositive Power 740,323

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 740,323[1]

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.3%[2]

14.	Type of Reporting Person (See Instructions) IN

_______________

1 Please refer to Item 5(a) for a description of the shares beneficially owned by Mr. Wickersham.
2 Based upon 11,649,063 shares of common stock outstanding as of May 14, 2014, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on May 14, 2014.

CUSIP No. 785135104	Page 2 of 4

Item 1.	Security and Issuer

This statement relates to the common stock (the "Common Stock") of S&W Seed Company (the "Issuer"), whose principal executive offices are located at 25552 South Butte Avenue, Five Points, California 93624.

Item 2.	Identity and Background

(a), (b) and (c) This statement is filed by Grover T. Wickersham. Mr. Wickersham is the Chairman of the Issuer's Board of Directors. Mr. Wickersham is a private investor and the President and Chief Executive Officer of Glenbrook Capital Management, a Nevada corporation ("GCM"). GCM is the corporate general partner of Glenbrook Capital, L.P., a Nevada limited partnership that invests primarily in the securities of public companies ("GCLP"). Mr. Wickersham's business address is 430 Cambridge Avenue, Suite 100, Palo Alto, California 94306.

(d) Mr. Wickersham has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Mr. Wickersham has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Wickersham is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration

In a series of three private transactions, GCLP acquired 260,000 shares from an existing shareholder. The shares were acquired for cancellation of debt to GCLP as further described in Item 5(c) to this Schedule 13D.

Item 4.	Purpose of Transaction

Mr. Wickersham has acquired and holds Common Stock for investment purposes. Mr. Wickersham does not currently have any plan or proposal that relates to or would result in (a) the acquisition of additional securities or the disposition of securities of the Issuer by any person, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (d) any change in the Issuer's present Board of Directors or management, (e) any material change in the Issuer's present capitalization or dividend policy, (f) any material change in the Issuer's business or corporate structure, (g) any change in the Issuer's charter or bylaws or other actions that may impede the acquisition of control of the Issuer by any person, (h) causing a class of securities of the Issuer to be delisted from The NASDAQ Stock Market, (i) a class of the Issuer's equity securities becoming eligible for termination of its registration pursuant to the Securities Exchange Act of 1934, or (j) any similar action. However, Mr. Wickersham reserves the right to formulate plans or proposals specified in clauses (a) through (j) hereof.

Item 5.	Interest in Securities of the Issuer

(a) As of the date hereof, Mr. Wickersham beneficially owns 740,523 shares of the Issuer's Common Stock, which represents approximately 6.3% of the Issuer's issued and outstanding Common Stock. Of the 740,523 shares beneficially owned by Mr. Wickersham, 310,642 shares are indirectly owned by Mr. Wickersham and deemed to be beneficially owned by him as a result of certain control relationships between him and the entities that directly own these shares. As sole trustee for The Lindsay Anne Wickersham 1999 Irrevocable Trust, an irrevocable trust for the benefit of Mr. Wickersham's minor daughter (the "Trust"), Mr. Wickersham is deemed to beneficially own 25,897 shares owned by the Trust, including vested Class B warrants to purchase 1,500 shares of Common Stock. Mr. Wickersham disclaims beneficial ownership of the shares owned by the Trust. As sole owner of GCM, the corporate general partner of GCLP, Mr. Wickersham is deemed to beneficially own: 51,022 shares owned by GCM and 360,000 shares owned by GCLP. As a director, executive officer and controlling shareholder of Wickersham Law Group, P.C., a California professional corporation ("WLG"), Mr. Wickersham is deemed to beneficially own 23,723 shares directly held by WLG. Mr. Wickersham disclaims beneficial ownership of the shares owned by GCM, GCLP and WLG except to the extent of his pecuniary interest in such entities. The aggregate amount beneficially owned by Mr. Wickersham also includes the following derivative securities which are directly held by Mr. Wickersham and have vested or will vest within 60 days of June 6, 2014: stock options to purchase 116,000 shares of Common Stock; and restricted stock units covering 4,222 shares of Common Stock.

(b) Mr. Wickersham holds sole voting and dispositive power over the 740,323 shares.

(c) Mr. Wickersham has not personally effected any transactions involving the Issuer's Common Stock in the past sixty days. On April 1, 2014, Mr. Wickersham acquired 4,222 shares of the Issuer's Common Stock as the result of the vesting of restricted stock units previously granted to him. In March 2014, GCLP acquired 260,000 shares of the Issuer's Common Stock in a series of three privately-negotiated transactions for an average price of $6.75 per share. These shares were acquired from an existing shareholder for cancellation of debt owed by the shareholder to GCLP.

(d) Not applicable.

(e) Not applicable.

CUSIP No. 785135104	Page 3 of 4

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than the control relationships described in Item 5(a) with respect to Mr. Wickersham's deemed beneficial ownership of shares owned by certain entities, Mr. Wickersham does not have any contracts, arrangements, understandings or relationships with any person with respect to any securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits
None.

CUSIP No. 785135104	Page 4 of 4

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 6, 2014
Date
/s/ Grover T. Wickersham
Signature
Grover T. Wickersham
Name/Title